June 23, 2014

U. S. Securities and Exchange Commission

Washington, DC 20549

Attention: Amanda Ravitz, Assistant Director

Re: SurePure, Inc. Amendment No. 2 to Registration Statement on Form S-1

Filed June 23, 2014

File No. 333-193769

Dear Ms. Ravitz:

We are in receipt of your letter dated May 16, 2014. We have electronically filed herewith on behalf of SurePure, Inc. (the “Registrant”) Amendment No. 2 to our Registration Statement on Form S-1. Such Amendment No. 2 has been marked with  tags to indicate changes made from the previous filing. In addition, we have included a narrative response keyed to your comments set forth in your comment letter. Each of your comments is set forth below, followed by our response.

Registration Fee Table

1.	Your disclosure on page 76 indicates that the 50,000 shares that you seek to register on behalf of selling stockholder Regency Capital Corporation have not been issued. Additionally, your disclosure on page 10 indicates that Regency’s right to purchase those shares expired on January 31, 2014. Accordingly, please revise to remove these shares from registration or advise.

These shares were issued and sold in January of 2014. We have updated the disclosure accordingly.

2.	Your disclosure on page 2 indicates that 60,000 shares were issued for services “provided and to be provided.” Accordingly, please provide us a legal analysis that explains how all of these shares are fully paid for under applicable state law. Alternatively, please remove from registration the shares issued for which services have not yet been provided.

All such services have already been provided. We have updated the disclosure accordingly.

U. S. Securities and Exchange Commission

June 23, 2014

Signatures, page 94

3.	Please refer to Rule 471(a) and Section 6(a) of the Securities Act and amend to include all required signatures.

The Registrant’s signature page has been amended to include all required signatures.

Exhibit 23.1

4.	Please have the auditor file a consent that covers all periods covered by its March 27, 2014 audit opinion. In this regard, we note that the filed consent does not appear to cover financial statements for the period from August 24, 2005 (inception) to December 31, 2013.

The auditor’s consent has been amended to cover all periods covered by its March 27, 2014 audit opinion (including the period from August 24, 2005 (inception) to December 31, 2013).

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately addressed all of the Commission’s comments regarding Amendment No. 1 to the Registration Statement on Form S-1 originally filed on April 21, 2014, with the filing of the Amendment No. 2 to the Registration Statement on Form S-1 on June [●], 2014.

Very truly yours

/s/ Stephen M. Robinson
Stephen M. Robinson,
Chief Financial Officer